Exhibit 99.1

Zeekr Group Announces Shareholders’ Approval of Merger Agreement

HANGZHOU, China, September 15, 2025 /PRNewswire/ -- ZEEKR Intelligent Technology Holding Limited (“Zeekr Group” or the “Company”) (NYSE: ZK), the world’s leading premium new energy vehicle group, today announced that at an extraordinary general meeting of shareholders held today, the Company’s shareholders voted in favor of, among other things, the proposal to authorize and approve the previously announced Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 15, 2025, among the Company, Geely Automobile Holdings Limited (“Geely” or the “Buyer”), and Keystone Mergersub Limited, a wholly-owned subsidiary of Geely (the “Merger Sub”), pursuant to which the Merger Sub will merge with and into the Company, with the Company being the surviving company of the Merger and becoming a wholly-owned subsidiary of Geely (the “Merger”), the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”) and the consummation of the transactions contemplated thereby, including the Merger.

Approximately 96.8% of the Company’s total outstanding ordinary shares, including ordinary shares represented by the Company’s American depositary shares (each, a “Zeekr ADS”, representing ten ordinary shares of the Company), voted in person or by proxy at the extraordinary general meeting. Each shareholder has one vote for each ordinary share held. These shares represented approximately 96.8% of the total outstanding votes represented by the Company’s total shares outstanding as of 10:00 a.m. (New York City time) on the share record date on August 14, 2025. The Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger, were approved by approximately 94.2% of the total votes cast at the extraordinary general meeting.

Completion of the Merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. The Company will work with the other parties to the Merger Agreement towards satisfying all other conditions precedent to the Merger set forth in the Merger Agreement and complete the Merger as quickly as possible. If and when completed, the Merger would result in the Company becoming a privately held company wholly owned by Geely and the Zeekr ADSs will no longer be listed on the New York Stock Exchange, and the ADS program for the Company’s ordinary shares will terminate.

About Zeekr Group

Zeekr Group, headquartered in Zhejiang, China, is the world’s leading premium new energy vehicle group from Geely Holding Group. With two brands, Lynk & Co and Zeekr, Zeekr Group aims to create a fully integrated user ecosystem with innovation as a standard. Utilizing its state-of-the-art facilities and world-class expertise, Zeekr Group is developing its own software systems, e-powertrain, and electric vehicle supply chain. Zeekr Group’s values are equality, diversity, and sustainability. Its ambition is to become a true global new energy mobility solution provider.

For more information, please visit https://ir.zeekrgroup.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “future,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:

ZEEKR Intelligent Technology Holding Limited
Investor Relations
Email: ir@zeekrlife.com

Piacente Financial Communications
Tel: +86-10-6508-0677
Email: Zeekr@thepiacentegroup.com

In the United States:

Piacente Financial Communications
Brandi Piacente
Tel: +1-212-481-2050
Email: Zeekr@thepiacentegroup.com

Media Contact

Email: Globalcomms@zeekrgroup.com